

July 12, 2021

Frank Magliochetti
Chief Executive Officer
ClickStream Corporation
8549 Wilshire Boulevard Suite 2181
Beverly Hills, CA 90211

>   **Re: ClickStream Corporation**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed July 2, 2021**
>   **File No. 024-11475**

Dear Mr. Magliochetti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 4 to Form 1-A

Who Owns Our Voting Stock, page 26

1.   We note that the total number of shares held by the five officers and directors do not correspond to the total amount that is disclosed in the beneficial ownership table.   Please revise.

Exhibits

2.   Please include a currently dated auditor's consent in your next amendment. Refer to Item 17.11 of Part III to Form 1-A.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at 202-551-3334 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Ficksman